UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No.1)*


                           Rapid Bio Tests Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   753339-10-0
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                                 (CUSIP Number)

          Geoffrey V.F. Seaman, 5409 Ivy Street, Springfield, OR 97478
                                 (541)686-5989
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 28, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753339-10-0
----------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Geoffrey V.F. Seaman
     ---------------------------------------------------------------------------
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     00
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power     9,000,000
  NUMBER OF                               ----------
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power        350,000
 OWNED BY                                      -------
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power    9,000,000
   PERSON                                     ----------
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power     350,000
                                                --------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,350,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     45.5%
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14.  Type of Reporting Person (See Instructions)

     IN
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

ITEM 1. SECURITY AND ISSUER
---------------------------
This statement relates to shares of the common stock, $.001 par value of Rapid Bio Tests Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5409 Ivy Street, Springfield OR 97478.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name:                                  Geoffrey V.F. Seaman

     (b) Business address:                      5409 Ivy Street, Springfield OR
                                                97478.

     (c) Present Principal Occupation:          President and Chief Executive
                                                Officer of the Issuer

     (d) Disclosure of Criminal Proceedings:    Dr. Seaman has not been
                                                convicted in any criminal
                                                proceeding at any time.

     (e) Disclosure of Civil Proceedings:       Dr. Seaman has not been
                                                subject to any judgment, decree
                                                or final order enjoining
                                                violations of or prohibiting
                                                or mandating activities subject
                                                to federal or state securities
                                                laws or finding any violations
                                                with respect to such laws.

     (f) Citizenship.                           Dr. Seaman is a citizen
                                                of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

The Registrant issued 9,000,000 shares of its common stock to Dr. Seaman in exchange for his management services and certain intellectual property necessary to develop the Registrant's proposed products and processes.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Dr. Seaman acquired 9,000,000 share as a personal investment and to express his personal


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Dr. Seaman beneficially owns a total of 9,000,000 shares of the Issuer's common stock as follows:

 (a) Dr. Seaman directly and personally owns 9,000,000 shares of the Issuer's common stock as which comprises 43.8% of the Issuer's total issued and outstanding shares. Dr. Seaman is married to Margaret Seaman, who was issued 350,000 shares, which comptrises 1.7% of the Issuer's total outstanding shares. Therefore Dr. Seaman beneficially owns 9,350,000 shares or 45.5% of the Issuer's total outstanding shares.

 (b) Dr. Seaman has sole voting and dispositive power as to the 9,000,000 shares he owns directly, and shared voting and dispositive power as to the 350,000 shares owned by his spouse, Margaret Seaman.

 (c) Dr. Seaman was initially issued 21,000,000 shares of the Issuer's common stock pursuant to an Asset Purchase and Employment agreement filed as
     Exhibit 2.1 to the Issuer's Report on Form 8-K on June 18, 2003.
     The reduction of that number to 9,000,000 shares is pursuant to the Addendum to that agreement filed with the Issuer's Report on Form 8-K filed July 31, 2003.

 (d) Not Applicable.

 (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

Reference is made to Exhibit 2.1 filed with the registrant's Form 8-K filed July 31, 2003, effecting a reduction in the number of shares issued pursuant to the Asset Purchase and Employment Agreement executed June 16, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 28, 2003
-----------------------------
Date

/s/ Geoffrey V.F. Seaman
-----------------------------
Geoffrey V.F. Seaman




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)